# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Real Asset Acquisition Corp., CIK 0002052161
CUSIP: G73944103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 174 NASSAU STREET, SUITE 2100, PRINCETON, New Jersey (NJ), 08542
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001688382-26-000019
Filed by CIK 0001688382

## Reporting persons
- Fort Baker Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (1.2% of the class)
- Steven Patrick Pigott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (1.2% of the class)
- Fort Baker Capital, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (1.2% of the class)

## Item 1. Issuer
Name of issuer: Real Asset Acquisition Corp.
Address of issuer's principal executive offices: 174 NASSAU STREET, SUITE 2100, PRINCETON, NEW JERSEY, 08542.

## Item 2. Person Filing
Name of person filing:
Fort Baker Capital Management LP
Steven Patrick Pigott
Fort Baker Capital, LLC
Address of principal business office or, if none, residence: The principal business address of each reporting person is 700 Larkspur Landing Circle, Suite 275, Larkspur, CA 94939.
Citizenship:
Fort Baker Capital Management LP: Delaware Limited Partnership
Steven Patrick Pigott: Citizen of the United States
Fort Baker Capital, LLC: Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Reference is hereby made to Items 5-9 of this Schedule, which Items are incorporated by reference herein.

Fort Baker Capital Management LP directly holds 200,000 Class A Ordinary Shares. Steven Patrick Pigott acts as Limited Partner/Chief Investment Officer for Fort Baker Capital Management LP. Fort Baker Capital, LLC acts as General Partner for Fort Baker Capital Management LP.

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.

On July 1, 2026, Real Asset Acquisition Corp. consummated a business combination with IQM Quantum Computers Oyj. In connection with the business combination, Real Asset Acquisition Corp. changed its name to IQM Quantum Computers Oyj. Following the business combination, the Reporting Persons ceased to be the beneficial owners of any Class A Ordinary Shares of Real Asset Acquisition Corp.

The calculation percentage of beneficial ownership in Item 11 was derived from the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2026, in which the Issuer stated that the number of Class A Ordinary Shares outstanding was 17,250,000 as of May 15, 2026.
Percent of class:
Fort Baker Capital Management LP: 1.2%
Steven Patrick Pigott: 1.2%
Fort Baker Capital, LLC: 1.2%
Sole power to vote or to direct the vote:
Fort Baker Capital Management LP: 0
Steven Patrick Pigott: 0
Fort Baker Capital, LLC: 0
Shared power to vote or to direct the vote:
Fort Baker Capital Management LP: 200,000
Steven Patrick Pigott: 200,000
Fort Baker Capital, LLC: 200,000
Sole power to dispose or to direct the disposition:
Fort Baker Capital Management LP: 0
Steven Patrick Pigott: 0
Fort Baker Capital, LLC: 0
Shared power to dispose or to direct the disposition:
Fort Baker Capital Management LP: 200,000
Steven Patrick Pigott: 200,000
Fort Baker Capital, LLC: 200,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fort Baker Capital Management LP: /s/ Steven Patrick Pigott, Steven Patrick Pigott, Chief Investment Officer (08/14/2026)
- Steven Patrick Pigott: /s/ Steven Patrick Pigott, Steven Patrick Pigott (08/14/2026)
- Fort Baker Capital, LLC: /s/ Steven Patrick Pigott, Steven Patrick Pigott, Chief Investment Officer (08/14/2026)